Mail Stop 4561

      June 24, 2005

Mr. Paul L. Barham
Chief Executive Officer and Chief Financial Officer
Harrell Hospitality Group, Inc.
16475 North Dallas Parkway
Suite 410
Addison, TX 75001

      Re:	Harrell Hospitality Group, Inc.
		Form 10-K for the year ended September 30, 2004
		Filed June 20, 2005
		File No. 0-02661

Dear Mr. Barham:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2004

Item 8A. - Controls and Procedures, page 23

1. Please provide us with a detailed description of the deficiencies in certain internal controls noted in Item 8A. Additionally, revise your document to disclose in reasonable detail the basis for officers` conclusions that the company`s disclosure controls were effective as of the end of the period covered by the report despite the deficiencies in certain internal controls. Finally, please revise to include the disclosures required by Item 308(c) of Regulation S-B.
Financial Statements for the year ended September 30, 2004

Note H -- Settlement of Deferred Compensation, page F-12

2. Please advise us how you have accounted for this transaction in your financial statements. Specifically, tell us whether you recorded any additional compensation related to the shares and options issued and how you considered paragraph 34 of FIN 44 in accounting for the modification to the outstanding options.

Note Q - Subsequent Events, page F-16

3. With respect to the sale of Harrell Hotels Europe Ltd., please tell us what consideration you gave to filing Form 8-K and including pro-forma financial information. Reference is made to Item 310(d) of
Regulation S-B and Item 2.01 and 9.01 of Form 8-K.

General

4. Please file Form 12b-25 as it relates to your Form 10-Q for the quarter ended March 31, 2005 as soon as practicable.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Paul Barham
Harrell Hospitality Group, Inc.
June 24, 2005
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